================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3


          RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 OPTICNET, INC.
                           (Name of Subject Company)

                                 OPTICNET, INC.
                      (Names of Persons Filing Statement)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                  683868 10 3
                     (CUSIP Number of Class of Securities)

                                 GARY D. WRENCH
                            CHIEF FINANCIAL OFFICER
                                 OPTICNET, INC.
                          ONE POST STREET, SUITE 2500
                            SAN FRANCISCO, CA 94104
                              TEL: (415) 956-4477
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                WITH A COPY TO:

                                 ESME C. SMITH
                                   JONES DAY
                       555 WEST FIFTH STREET, SUITE 4600
                           LOS ANGELES, CA 90013-1025
                              TEL: (213) 489-3939
                              FAX: (213) 243-2539

This statement is filed in connection with (check appropriate box):

  a.  [ ]   The filing of solicitation material or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.
  b.  [ ]   The filing of a registration statement under the Securities Act of
            1933.
  c.  [X]   A tender offer.
  d.  [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                 AMOUNT OF FILING FEE
              $ 242,180                               $ 19.59

* Estimated solely for the purposes of calculating the amount of the filing fee. This amount is based on the product of (i) $0.04 (i.e. the tender offer price) and (ii) 6,054,491, the estimated number of shares of OpticNet common stock to be acquired in this tender offer and merger.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19.59     Filing Party: BEI Technologies, Inc. and Opto
                                   Acquisition Sub, Inc.
Form or Registration No. TO-T      Date Filed: August 18, 2003

================================================================================

                                  INTRODUCTION


      This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3") amends and supplements the Schedule 13e-3 as filed on August 18, 2003, as amended by Amendment No. 1 filed on October 10, 2003 and Amendment No. 2 filed on November 5, 2003 by OpticNet, Inc., a Delaware corporation (the "Company" or "OpticNet"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Opto Acquisition Sub, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of BEI Technologies, Inc., a Delaware corporation ("BEI"), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per Share, of OpticNet (the "Shares"), at a purchase price of $0.04 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated August 18, 2003 and as amended October 10, 2003, November 5, 2003 and November 21, 2003 (the "Offer To Purchase"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, dated August 18, 2003 and as amended by Amendment No. 1 to
Schedule 14D-9 dated October 10, 2003, Amendment No. 2 to Schedule 14D-9 dated November 5, 2003 and Amendment No. 3 dated November 21, 2003 (the "Amended 14D-9"). Pursuant to General Instruction F to Schedule 13e-3, information contained in the Amended 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13e-3 and information contained in the Offer To Purchase filed with a Tender Offer Statement on Schedule TO by Purchaser and BEI with the Securities and Exchange Commission on August 18, 2003 and as amended October 10, 2003, November 5, 2003 and November 21, 2003 is expressly incorporated by reference in response, to items of this Schedule 13e-3 as referenced herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amended 14D-9.

      ITEM 1. SUMMARY TERM SHEET

      The information contained in the Offer to Purchase set forth under the heading "Summary Term Sheet" is incorporated herein by reference and the information contained in the Amended 14D-9 under the heading "Item 4. Solicitation or Recommendation -- Special Factors -- Fairness of the transaction to unaffiliated stockholders" is incorporated herein by reference.

      Except as set forth in this Statement, no transactions in shares of Common Stock have been effected during the past 60 days by OpticNet or, to the knowledge of OpticNet, by any executive officer or director of OpticNet, other than the execution and delivery of the Merger Agreement.

      As of June 28, 2003, the directors and officers of OpticNet beneficially owned in the aggregate approximately 36% of the outstanding shares of the Company. Beneficial ownership is based on ownership of both voting common stock and nonvoting common stock convertible into voting common stock at the election of OpticNet's board of directors. The applicable percentage is based on 6,234,104 shares of Common Stock outstanding on June 28, 2003, adjusted as would be required under rules of the Securities and Exchange Commission.

      The following table sets forth information regarding the beneficial ownership of OpticNet Common Stock, as of June 28, 2003 by OpticNet directors and officers:


                                                         PERCENT OF TOTAL SHARES
         BENEFICIAL OWNER           NUMBER OF SHARES           OUTSTANDING
         ----------------           ----------------           -----------
      Mr. Charles Crocker               229,468                    3.7%
      Dr. Lawrence A. Wan               871,104                   14.0%
      Mr. Gerald D. Brasuell            408,246                    6.5%
      Mr. Gary D. Wrench                 32,979                    *
      Mr. Martin Lim                    602,006                    9.7%
      Mr. Danforth Joslyn               108,000                    1.7%
      Dr. James W. Seeser                16,000                    *

      *Less than one percent.

      The above table includes a total of 16,000 options held by Dr. Seeser exercisable for Common Stock, and shares remaining subject to vesting, the vesting of which will be accelerated in connection with the Offer and the Merger.

      The following table sets forth information regarding the beneficial ownership of OpticNet Common Stock, as of June 28, 2003 by BEI directors and officers that hold OpticNet securities but do not serve as OpticNet directors or officers:


                                                         PERCENT OF TOTAL SHARES
         BENEFICIAL OWNER           NUMBER OF SHARES           OUTSTANDING
         ----------------           ----------------           -----------
      Dr. Asad M. Madni                  41,496                     *
      Mr. Robert R. Corr                 11,689                     *
      Mr. John LaBoskey                   8,137                     *
      Mr. David Pike                      4,161                     *
      Mr. Richard M. Brooks               4,000                     *
      Mr. George S. Brown                 2,900                     *
      Dr. William G. Howard               2,000                     *

      *Less than one percent.

ITEM 2.  SUBJECT COMPANY INFORMATION

      (a),(b) The information contained in the Amended 14D-9 under the heading "Item 1. Subject Company Information" and "Item 2. Identity and Background of Filing Person" is incorporated herein by reference and the information contained in OpticNet's 10-K filed January 10, 2003, which is identified as Exhibit (a)(5)(ii) to this Schedule, is also incorporated herein by reference.

      (c) The information contained in the Offer To Purchase under the heading "Trading Market and Price of Shares of OpticNet Common Stock" is incorporated herein by reference.

      (d) No dividends have been paid on the Common Stock during the past two years.

      (e)   Not applicable.

      (f)   Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

      (a) The name of the subject company is OpticNet, a Delaware corporation with its principal offices located at One Post Street, Suite 2500, San Francisco, California 94104-5229. OpticNet's telephone number at that address is (415) 956-4477. The name, present principal occupation and material occupations, positions, offices and employment for the past five years of each director and each executive officer of OpticNet are set forth under the caption "Directors and Executive Officers of the Company" in OpticNet's 10-K filed January 10, 2003, which is identified as Exhibit (a)(5)(ii) to this Schedule and is incorporated herein by reference. The business address of each such person is One Post Street, Suite 2500, San Francisco, California 94104-5229.

      (b)   Not applicable.

      (c) Reference as to the identity and background of OpticNet's directors and executive officers is made in paragraph (a) above. All information required regarding any contracts, transactions, negotiations or agreements is set forth in the Amended 14D-9 under the headings "Item 3. Past Contracts, Transactions, Negotiations and Agreements" and "Item 4. Background of the Offer." Information regarding the purposes of the transaction and plans or proposals; purposes; alternatives; reasons and effects; and source and amounts of funds or other consideration is only applicable to, and, therefore provided for, OpticNet in the Amended 14D-9. For purposes of the required disclosure, no natural person that is a board member or executive officer of OpticNet is a filing person. Therefore, no additional disclosure is required for this item.

ITEM 4. TERMS OF THE TRANSACTION

      (a) The information contained in the Offer To Purchase under the headings "Introduction," "Terms of the Offer," "Procedures for Tendering Shares of OpticNet Common Stock in the Offer," "Withdrawal Rights," "Acceptance for Payment and Payment for Shares of OpticNet Common Stock" and "Certain United States Federal Income Tax Consequences" is incorporated herein by reference.

      (c) BEI is not expected to elect to tender its shares of Common Stock to the Purchaser. As the Purchaser is a wholly owned subsidiary of BEI, if BEI were to tender its Shares to the Purchaser, BEI would in effect be paying for the purchase of its own Shares. OpticNet officers and directors have the same opportunity to tender their Common Stock to the Purchaser on the same terms as any other OpticNet stockholder. To the extent that OpticNet officers and directors hold OpticNet Common Stock under an option plan or otherwise subject to conditions, such officers or directors may tender any Common Stock held under the plan or otherwise subject to conditions, if the option or shares are fully vested and exercisable or owned, as the case may be.

      (d) The information contained in the Offer To Purchase under the headings "Purpose of the Offer and the Merger," "Plans for OpticNet," "The Merger Agreement -- the Merger Agreement -- Appraisal Rights," and in the Amended 14D-9 under the heading "Item
            8. Additional Information -- Impact of Certain Laws of the State of Delaware and the State of California -- Summary of Appraisal Rights under the DGCL" and "Item 8. Additional Information -- Impact of Certain Laws of the State of Delaware and the State of California -- Summary of Dissenters' Rights under the CGCL" is incorporated herein by reference.

      (e)   None.

      (f)   Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      (a) The information contained in the Amended 14D-9 under the heading "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

      (b),(c) The information contained in the Amended 14D-9 under the heading "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

      (e)   Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

      (b),(c) The information contained in the Offer To Purchase under the heading "Purpose of the Offer and the Merger Plan for OpticNet; The Merger Agreement", is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

      The information contained in the Schedule 14D-9 under the headings "Item
 4. Solicitation or Recommendation -- Special Factors -- Purposes, Alternatives, Reasons and Effects" and "Purposes of the transaction and plans or proposals" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

      The information contained in the Amended 14D-9 under the heading "Item 4. The Solicitation or Recommendation -- Special Factors -- Fairness of the Transaction to unaffiliated stockholders" is incorporated herein by reference.

      For the Purchaser and BEI to consummate the Merger without a vote by OpticNet's stockholders at least 90% of the outstanding shares of Common Stock must be held by Purchaser and/or BEI. However, if the Purchaser does not acquire at least 90% of the outstanding Common Stock pursuant to the Offer, including any extension thereof, a vote by OpticNet's stockholders will be required under the DGCL to effect the Merger. In such a circumstance, there is no requirement that a majority of OpticNet's unaffiliated stockholders approve the Merger.

      Despite the solicitation of third party offers by OpticNet's management and the attempt by OpticNet to engage third parties in negotiations, OpticNet did not receive any offers, of any type, to engage in an acquisition transaction in the past two years.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

      The information contained in the Amended 14D-9 under the heading "Item 4. The Solicitation or Recommendation -- Summary of Financial Analysis and Opinion of the Board of Directors' Financial Advisor" and "Item 5. Persons/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      (a),(b) The information contained in the Offer To Purchase under the heading "Source and Amount of Funds" is incorporated herein by reference.

      (c) The information contained in the Offer To Purchase under the heading "Fees and Expenses" is incorporated herein by reference.

      The following table represents the estimated fees and expenses to be incurred by OpticNet in connection with the Offer and the Merger:

           Legal Fees                             $ 110,000
           Other Consulting Fees                  $  70,000
           Miscellaneous                          $  20,000
                                                  ---------
           Total                                  $ 200,000

      (d)   Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      (a) The beneficial ownership table set forth in the Offer to Purchase under the heading "Certain Information Concerning the Purchaser and BEI" and in the Amended 14D-9 under the heading "Item 6. Interest in Securities of the Subject Company."

      (b) The information contained in the Amended 14D-9 under the heading "Item 6. Interest in Securities of the Subject Company" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

      (d) The information contained in the Amended 14D-9 under the heading "Item 4. The Solicitation or Recommendation -- Intent to Tender" is incorporated herein by reference.

      (e) The information contained in the Amended 14D-9 under the heading "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS

(a), (b) See Item (c) below.

(c) Summarized Financial Information

The summarized financial information for OpticNet presented below as of and for
(i) the fiscal years ended September 29, 2001 and September 28, 2002 is derived from OpticNet's audited financial statements and (ii) the nine months ended June 29, 2002 and June 28, 2003 is derived from OpticNet's unaudited financial statements. For more information concerning the financial information for OpticNet, see OpticNet's Report on Form 10-K for the fiscal year ended September 28, 2002 and Report on Form 10-Q for the quarter ended June 28, 2003, identified as Exhibits (a)(5)(ii) and (a)(5)(iii), respectively.

                                                     Year Ended            Year Ended        Nine Months Ended    Nine Months Ended
                                                 September 29, 2001    September 28, 2002      June 29, 2002        June 28, 2003
                                                 ------------------    ------------------    -----------------    -----------------
STATEMENT OF OPERATIONS DATA
Revenues                                         $          499,000    $          112,500    $         112,500    $              --
Cost of revenues                                            259,640                83,801               56,252                   --
                                                 ------------------    ------------------    -----------------    -----------------
Gross profit (loss)                                         239,360                28,699               56,248                   --
Income (loss) from operations                            (1,601,361)           (4,009,863)          (3,552,367)            (833,717)
                                                 ------------------    ------------------    -----------------    -----------------
Net income (loss)                                        (1,574,755)           (4,131,429)          (3,635,212)            (949,726)
                                                 ==================    ==================    =================    =================

Basic and diluted revenues per share             $             0.10    $             0.02    $            0.02    $              --
Basic and diluted net loss per share             $            (0.32)   $            (0.74)   $           (0.66)   $           (0.16)

Weighted average common shares used in                    4,989,132             5,586,971            5,519,293            6,101,092
computation of basic and diluted revenues
and net loss per share

BALANCE SHEET DATA (AT END OF PERIOD)
Current assets                                   $        1,008,840    $            8,468    $          62,142    $          89,010
Non-current assets                                           40,009                   728               12,607                  728
Current liabilities                                       1,648,356             2,924,523            3,155,125            3,164,600
Non-current liabilities                                      14,670                    --                   --                   --
Total stockholders' deficit                                (614,177)           (2,915,327)          (3,080,376)          (3,074,862)
Net book value per share                         $            (0.07)   $            (0.36)   $           (0.37)   $           (0.12)

Total common and preferred shares outstanding             8,311,428             8,092,104            8,224,460           26,238,524
used in computation of net book value per share

      OpticNet's ratio of earnings to fixed charges is deemed not to be meaningful as OpticNet has little or no fixed charges. OpticNet's rent payments (for its building and equipment) are based on usage and OpticNet has no full time employees.

      The transaction will not have a material effect on the Company's balance sheet or statement of income; earnings per share and book value per share may be affected to the extent the Purchaser or BEI decide to retire or cancel any outstanding shares following the Merger.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

      The information contained in the Amended 14D-9 under the heading "Item 5. Persons/Assets Retained, Employed, Compensated or Used" and in the Offer To Purchase under the heading "Fees and Expenses" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

      The information contained in the Amended 14D-9 under the heading "Item 8. Additional Information" is incorporated herein by reference.

ITEM 16. EXHIBITS



      (a)(1)(A)     Offer to Purchase dated August 18, 2003.(i)
      (a)(1)(B)     Offer to Purchase dated October 10, 2003.(v)
      (a)(1)(C)     Offer to Purchase dated November 5, 2003.(ix)
      (a)(1)(D)     Offer to Purchase dated November 21, 2003.(xii)
      (a)(2)(A) Solicitation/Recommendation Statement on Schedule 14D-9 filed August 18, 2003.(ii)
      (a)(2)(B)     Amendment No. 1 to Solicitation/Recommendation Statement on
                    Schedule 14D-9.(vi)
      (a)(2)(C)     Amendment No. 2 to Solicitation/Recommendation Statement on
                    Schedule 14D-9 filed .(x)
      (a)(2)(D)     Amendment No. 3 to Solicitation/Recommendation Statement on
                    Schedule 14D-9.(xi)
      (a)(5)(A)     Joint Press Release issued by OpticNet and BEI on July 1,
                    2003.(iii)
      (a)(5)(B)     Report on Form 10-K for 2002 fiscal year.(vii)
      (a)(5)(C)     OpticNet's Report on Form 10-Q for the fiscal quarter ended
                    June 28, 2003 filed.(vii)
      (c)(1) Solicitation/Recommendation Statement on Schedule 14D-9 filed November 5, 2003.(ii)
      (c)(2)        Opinion of American Appraisal Associates.(vi)
      (d) Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI, Opto Acquisition Sub, Inc. and OpticNet.(i)
      (f)(1)        Appraisal Rights and Dissenters' Rights.(iv)
      (g)(1)        Letter to Stockholders dated August 18, 2003.(iv)
      (g)(2)        Letter to Stockholders dated November 21, 2003.(xiii)


----------
(i) Incorporated by reference. Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed by BEI and the Purchaser on August 18, 2003.

(ii)   Incorporated by reference.

(iii) Incorporated by reference. Previously filed as an exhibit to Schedule TO-C filed by BEI on July 1, 2003.

(iv) Incorporated by reference. Previously filed as an exhibit to Schedule 14D-9 filed by OpticNet on August 18, 2003.

(v) Incorporated by reference. Amendment No. 2 to Schedule TO filed by BEI and the Purchaser on October 10, 2003.

(vi) Incorporated by reference. Amendment No. 1 to Schedule 14D-9 filed by OpticNet on October 10,2003.

(vii) Incorporated by reference. Form 10-K previously filed by OpticNet on January 10, 2003; Form 10-Q previously filed by OpticNet on August 8, 2003.

(viii) Incorporated by reference; filed as an exhibit to Amendment No. 2 to Schedule TO filed by BEI and the Purchaser on October 10, 2003.

(ix) Incorporated by reference; filed as an exhibit to Amendment No. 3 to Schedule TO filed by BEI and the Purchaser on November 5, 2003.


(x) Incorporated by reference; Amendment No. 2 to Schedule 14D-9 filed by OpticNet on November 5, 2003.



(xi) Incorporated by reference; Amendment No. 3 to Schedule 14D-9 filed by OpticNet on November 21, 2003.



(xii) Incorporated by reference; filed as an exhibit to Amendment No. 4 to Schedule TO filed by BEI and the Purchaser on November 21, 2003.



(xiii) Incorporated by reference; filed as an exhibit to Amendment No. 3 to
       Schedule 14D-9 filed by OpticNet on November 21, 2003.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              OPTICNET, INC.


                                                     /s/ GARY D. WRENCH
                                              By: ______________________________
                                                  Name:  Gary D. Wrench
                                                  Title: Chief Financial Officer


Dated: November 21, 2003

                                 EXHIBIT INDEX


      (a)(1)(A)     Offer to Purchase dated August 18, 2003.(i)
      (a)(1)(B)     Offer to Purchase dated October 10, 2003.(v)
      (a)(1)(C)     Offer to Purchase dated November 5, 2003.(ix)
      (a)(1)(D)     Offer to Purchase dated November 21, 2003.(xii)
      (a)(2)(A) Solicitation/Recommendation Statement on Schedule 14D-9 filed August 18, 2003.(ii)
      (a)(2)(B)     Amendment No. 1 to Solicitation/Recommendation Statement on
                    Schedule 14D-9.(vi)
      (a)(2)(C)     Amendment No. 2 to Solicitation/Recommendation Statement on
                    Schedule 14D-9 filed November 5, 2003.(x)
      (a)(2)(D)     Amendment No. 3 to Solicitation/Recommendation Statement on
                    Schedule 14D-9.(xi)
      (a)(5)(A)     Joint Press Release issued by OpticNet and BEI on July 1,
                    2003.(iii)
      (a)(5)(B)     Report on Form 10-K for 2002 fiscal year.(vii)
      (a)(5)(C)     OpticNet's Report on Form 10-Q for the fiscal quarter ended
                    June 28, 2003 filed.(vii)
      (c)(1) Solicitation/Recommendation Statement on Schedule 14D-9 filed November 5, 2003.(ii)
      (c)(2)        Opinion of American Appraisal Associates.(vi)
      (d) Agreement and Plan of Merger, dated as of July 1, 2003, by and among BEI, Opto Acquisition Sub, Inc. and OpticNet.(i)
      (f)(1)        Appraisal Rights and Dissenters' Rights.(iv)
      (g)(1)        Letter to Stockholders dated August 18, 2003.(iv)


----------
(i) Incorporated by reference. Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed by BEI and the Purchaser on August 18, 2003.

(ii)  Incorporated by reference.

(iii) Incorporated by reference. Previously filed as an exhibit to Schedule TO-C filed by BEI on July 1, 2003.

(iv) Incorporated by reference. Previously filed as an exhibit to Schedule 14D-9 filed by OpticNet on August 18, 2003.

(v) Incorporated by reference. Amendment No. 2 to Schedule TO filed by BEI and the Purchaser on October 10, 2003.

(vi) Incorporated by reference. Amendment No. 1 to Schedule 14D-9 filed by OpticNet on October 10,2003.

(vii) Incorporated by reference. Form 10-K previously filed by OpticNet on January 10, 2003; Form 10-Q previously filed by OpticNet on August 8, 2003.

(viii) Incorporated by reference; filed as an exhibit to Amendment No. 2 to Schedule TO filed by BEI and the Purchaser on October 10, 2003.

(ix) Incorporated by reference; filed as an exhibit to Amendment No. 3 to Schedule TO filed by BEI and the purchaser on November 5, 2003.


(x) Incorporated by reference; Amendment No. 2 to Schedule 14D-9 filed by OpticNet on November 5, 2003.



(xi) Incorporated by reference; Amendment No. 3 to Schedule 14D-9 filed by OpticNet on November 21, 2003.



(xii) Incorporated by reference; filed as an exhibit to Amendment No. 4 to Schedule TO filed by BEI and the Purchaser on November 21, 2003.